UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Ferguson Enterprises Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation) 751 Lakefront Commons Newport News, Virginia (Address of principal executive offices)	001-42200 (Commission file number)	38-4304133 (IRS Employer Identification number) 23606 (Zip code)

Pete Kennedy, Vice President Investor Relations, (757) 603-0111
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
As required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Ferguson Enterprises Inc. (including its subsidiaries, the “Company”) has filed this Specialized Disclosure Report (“Form SD”) and Conflict Minerals Report. As provided by the Rule, this assessment was conducted on the relevant period of January 1, 2025 to December 31, 2025 (the “Reporting Period”) and excluded products acquired by the Company manufactured or contracted to be manufactured after December 31, 2025. This Form SD and Conflict Minerals Report are publicly available on the Company’s website at: corporate.ferguson.com/investor/financial-information/sec-filings. The content of any website referred to in this Form SD or the exhibit hereto is included for general information only and is not incorporated by reference herein.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferguson Enterprises Inc.
Date: May 14, 2026	By:	/s/ William Brundage
Name: William Brundage
Title: Chief Financial Officer